Filed by Reliance Steel & Aluminum Co.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company:
Reliance Steel & Aluminum Co. Commission File No. 001-13122

Related Registration Statement No. 333-131615
The following is a transcript from the Reliance Steel & Aluminum Co. (“Reliance”) conference call to announce Reliance earnings and financial results for the fourth quarter and year ended December 31, 2005. The conference call was held at 8:00 a.m. Pacific time on February 16, 2006. The speakers for Reliance were David H. Hannah, Chief Executive Officer, Gregg J. Mollins, President and Chief Operating Officer, and Karla Lewis, Executive Vice President and Chief Financial Officer. A printed transcript will be available on Reliance’s Website at www.rsac.com.
Additional Information
On February 7, 2006 Reliance Steel & Aluminum Co. filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus related to the Agreement and Plan of Merger dated January 17, 2006, entered into by Reliance, RSAC Acquisition Corp. (Reliance’s wholly-owned subsidiary), and Earle M. Jorgensen Company (“EMJ”) (Commission File No. 001-07537), pursuant to which Reliance proposes to acquire EMJ. Investors are urged to read the definitive proxy statement/prospectus, when available, and any other relevant materials filed by Reliance or EMJ, because they contain, or will contain, important information. The definitive proxy statement/prospectus and other documents filed by Reliance or EMJ with the SEC may be obtained, when available, free of charge at the SEC’s Website at www.sec.gov, from Reliance on its Website at www.rsac.com, or from EMJ on its Website at www.emjmetals.com. Reference to these Websites shall not be deemed to incorporate by reference any information posted on these Websites.
Reliance, EMJ and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from EMJ’s stockholders in connection with the approval of the proposed transaction. Information about Reliance’s directors and executive officers is available in Reliance’s proxy statement filed with the SEC on April 15, 2005, for its 2005 annual meeting of shareholders. Information about EMJ’s directors and executive officers is available in EMJ’s proxy statement filed with the SEC on July 21, 2005 for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus when it is available.

Reliance Steel & Aluminum Co.
2005 Fourth Quarter and Year Ended December 31, 2005 Financial Results
Conference Call
February 16, 2006
Operator:      Good morning ladies and gentlemen and welcome to the Reliance Steel & Aluminum Co. Fourth Quarter and Fiscal Year End Financial Results conference call. At this time all parties have been placed on a listen only mode and we will open the floor for your questions and comments following the presentation.
                It is now my pleasure to turn the floor over to your host, Mr. David Hannah. Sir, the floor is yours.
David Hannah:      Good morning and thanks to all of you for taking the time to listen to our report and financial results conference call for the fourth quarter and the year ended December 31, 2005. Gregg Mollins, our President and Chief Operating Officer and Karla Lewis, our Executive Vice President and Chief Financial Officer, are also here with me today.
                This conference call may contain forward-looking statements relating to future financial results. Actual results may differ materially as a result of factors over which Reliance Steel & Aluminum Co. has no control. These risk factors and additional information are included in the company’s reports on file with the Securities and Exchange Commission. A printed transcript of today’s conference call, along with Regulation G reconciliations will be posted on our website at www.rsac.com\ investorinformation after completion of this conference call.
                We are very pleased to announce our record breaking financial results for the 2005 fiscal year. Net income was $205.4 million, up 21% compared with net income of $169.7 million for 2004. Earnings per diluted share were $6.21 for 2005, up from $5.19 earnings per diluted share for the year ended December 31, 2004. Sales for 2005 totaled $3.37 billion, an increase of 14% compared with 2004 sales of $2.94 billion.
                For the 2005 fourth quarter, net income was a record $60.6 million, up 41% compared with net income of $43.0 million for the same period in 2004. Earnings per diluted share were a record $1.81 for the three months ended December 31st of 2005 compared with earnings of $1.31 per diluted share for the same period last year. Sales for the 2005 fourth quarter were $868.7 million, up 17% compared with 2004 fourth quarter sales of $742.8 million.
                All of our products and markets were fairly steady during the fourth quarter. Volume was especially strong, down overall only 4% compared to the 2005 third quarter. Average prices increased about 4.5% compared to the prior quarter resulting in improved gross profit margins. We did see continued strength in the non-residential construction area and aerospace remained firm. We did not experience the normal amount of year-end slowdown typical for the last quarter of the year.

                Regarding supply and prices, we do expect to see more imports as we progress through the 2006 first and second quarters, but we do not believe that the quantities or prices will cause big issues. We are much more optimistic about 2006 now than we were about 2005 at this time last year.
                For carbon steel, we do not expect the degree of price volatility that we experienced in either 2004, when prices were going up, or 2005, when prices were going down. We do anticipate that prices could soften somewhat, but the range of estimated fluctuation is much less than over the past two years, which would be positive for us from a gross profit perspective. In summary, we believe the carbon steel pricing situation to be positive compared to 2005.
                For carbon steel demand, we are looking for most all markets to be stable; however we foresee non-residential construction continuing to improve throughout 2006. Depending upon the level of demand improvement, this could also have a positive impact on prices, primarily for plate, bar and structural products. Additionally, the inventory picture is much better now than in 2005, when there was quite a bit of excess material throughout the supply chain, thus creating a more desirable operating environment currently for both demand and pricing expectations.
                For aluminum and stainless steel, we look ahead for pricing and demand to be pretty consistent with recent levels and we do not anticipate any significant changes. As for the aerospace alloys, we are entering the year with much higher levels of pricing and demand than we entered 2005. We do not expect, however, the same rates of growth in demand and pricing that we saw last year. We expect that aerospace, though, will remain one of our best markets throughout 2006.
                For the 2005 year, carbon steel products were 55% of our revenues, aluminum was 20% and stainless steel was 15%. Compared to 2004, our total volume was up 2% and average selling prices were up 13%. By product group 2005 versus 2004, carbon volume was up 1% and average selling prices were up 7%. Aluminum volume was up 5% and average prices were up 21%, and stainless volume was up 3% with prices increasing 17%.
                Our managers did an outstanding job managing working capital, primarily receivables and inventories, resulting in a record operating cash flow per share for 2005 of $8.22(1). Our net debt-to-total capital ratio at December 31st, 2005 was only 23.8%(2).
                In January, we entered into a definitive merger agreement with Earle M. Jorgensen Company (NYSE:JOR), headquartered in Lynwood, California, to acquire Jorgensen for approximately $13 per share in cash and stock, subject to a collar. The transaction is valued at approximately

$934 million, including the assumption of Jorgensen’s net debt. Upon completion of the acquisition, we will have a network of more than 140 facilities in 35 states, Belgium, Canada and South Korea, total assets of approximately $3 billion and annual revenues of more than $5 billion. We are very excited about this transaction that would result in a significant increase in our geographic, product and customer diversification, all of which have been guiding principles in our successful growth strategies. This acquisition will be immediately accretive and is expected to close sometime in the 2006 second quarter.
                Also in January, we purchased the remaining 49.5% of our subsidiary, American Steel, from American Industries and as a result we will have 100% of American Steel’s income in 2006 financial results. That was also an accretive transaction for us. The 2005 net sales of American Steel were approximately $107 million.
                We will also have a full year of Chapel Steel’s operations in 2006, compared to only six months in 2005, since Chapel was acquired on July 1st of last year. In addition, we see more internal growth opportunities in 2006 than we have had in quite a long time, as witnessed by our largest ever capital expenditure budget of around $90 million.
                In October of 2005, we reached an agreement to enter the Chinese market through the formation of a joint venture company, Reliance Pan Pacific, that will purchase Everest Metals, based near Shanghai. Everest was founded in 2001 and began processing and distributing primarily aluminum products to the electronics industry in 2002. We expect the Chinese expansion with the acquisition of Everest to be completed soon, as we have just received the necessary approvals from the Chinese government. This is a small operation from a financial standpoint, but there is good potential for future growth.
                Lastly, there remain attractive opportunities for continued acquisitions in our still fragmented metals service center industry. We are proud of what we have accomplished so far and we are eager to pursue those opportunities we see for the successful growth of our company into the future. We are optimistic about 2006 and, at this time, estimate earnings per diluted share for the 2006 first quarter will be in the range of $1.90 to $2.00.
                On October 18th of 2005, the Company’s Board of Directors declared a regular quarterly cash dividend of $0.10 per share of common stock. The 2005 fourth quarter cash dividend was paid January 6, 2006 to shareholders of record December 9, 2005. 2006 marks the 46th consecutive year that Reliance has paid quarterly dividends to its shareholders.
                I will now turn the floor over to Gregg for some additional comments on our operations.

Gregg Mollins:      We are very pleased with our record earnings in the fourth quarter and the 2005 year. We are especially proud of our gross profit margins of 28.9% of sales in the fourth quarter. Once again we were able to pass through mill price increases prior to taking possession of the higher cost metal. Pricing discipline is part of our culture at Reliance and our managers do an excellent job in managing their margins. As we pointed out in our third quarter call, we saw an improvement in the non-residential construction market in the August and September time frame and this continued throughout the fourth quarter. Our acquisition of Chapel Steel, completed July the 1st, 2005, had a positive effect on our fourth quarter earnings also.
                As for the other major industries we support, the semi-conductor, truck trailer, railcar, heavy machinery and the machine tool industry are all doing well. Aerospace continues to be our hottest market and we expect this to continue. As most of you know, inventory gets a lot of attention at Reliance. Our year-to-date turn as of December 31st, 2005 was 5.7 turns, just below our goal of 6.0 turns. This is our highest turn level in many years.
                I would now like to make a few general comments about our three major product lines, beginning with carbon steel, our largest product group at about 56% of our sales in the 2005 fourth quarter. Price increases announced during the quarter on most carbon steel products have held. Domestic mills are all busy and lead times have been extended out as a result of the improvement in demand. We much prefer to operate in a market where prices are going up rather than down. For the most part, we buy on the spot market and sell on the spot market, making our 28% margins on the higher priced material. Industry data suggests more imports are expected to make their way into North America, but as yet this has not had a negative effect on pricing or margins. As always, we will buy for need not for greed and turn our inventories.
                As for aluminum, which represented approximately 20% of our 2005 fourth quarter sales, the price for Midwest spot aluminum ingot rose from a September monthly average of $0.87 per pound to $1.07 per pound in December or an increase of over 20%. Several price increases were announced and implemented in January of 2006 and they have all held in place.
                For stainless steel, which represented approximately 14% of our 2005 fourth quarter sales, commercial grade stainless coil is readily available and a price increase of approximately 6% was announced for February the 1st of 2006 and has held. Imports are also available from a number of sources. Stainless products supporting the aerospace industry are in very tight supply. We are very pleased to see base prices on commercial grade stainless going up due to the fact that they had been at very low levels.

                We are also very excited about internal growth opportunities in many parts of the country. We are in the process of opening three new locations in the United States. The first is a 30,000 square foot facility in Cincinnati, Ohio, another 30,000 square foot facility outside of Green Bay, Wisconsin, and yet another 30,000 square foot facility in Philadelphia, Pennsylvania. We also recently purchased a 75,000 square foot plant in Birmingham, Alabama for our Phoenix Metals’ Birmingham operation, which will, in essence, double their size. Outside of the United States, we are doubling the size of our AMI Metals facility in Belgium to support the growing aerospace market and we have recently expanded our Chapel Steel business into Canada through a leased facility.
                There are a number of other projects in the works that will increase our plant and processing capabilities. Needless to say, we are very excited about the challenges and opportunities that lie ahead. Demand in almost all of the industries we support is strong. Prices have gone up in all our major product lines. In other words, life is good.
               That concludes my report. I will turn the program over to Karla to review the financials.
Karla Lewis:      Our 2005 fourth quarter consolidated sales were $868.7 million, up 16.9% from our 2004 fourth quarter sales. This includes a 21.7% increase in our tons sold and a 3.5% decrease in our average selling price per ton sold. Our 2005 annual consolidated sales were a record $3.4 billion, up 14.4% from 2004. This includes a 1.8% increase in tons sold and a 12.5% increase in our average selling price per ton sold. (Please note that our tons sold and average selling price per ton sold amount excludes the sales of Precision Strip because of the toll processing nature of its business.) Our acquisition of Chapel Steel in July 2005 contributed to our increased sales in the 2005 period.
                Same-store sales, which exclude the sales of Chapel Steel, were $797.5 million in the 2005 fourth quarter, up 7.4% from the 2004 fourth quarter, with a 7.0% increase in our tons sold and a 0.4% increase in our average selling price per ton sold. Same-store sales for 2005 were $3.2 billion, up 10% from 2004, with a 3.9% decrease in tons sold and a 14.4% increase in our average selling price per ton sold.
                Our 2005 fourth quarter volume was very strong. The demand improvement that we experienced beginning late in the third quarter continued throughout the fourth quarter. This was due to improved end markets for most products that we sell, with non-residential construction and aerospace being significant contributors to strong end market demand.
                Our average selling price per ton sold was somewhat lower in the 2005 fourth quarter compared to the 2004 fourth quarter, mainly due to the higher pricing levels for carbon steel products in the 2004 fourth quarter. However, for the year our average selling prices in 2005 were higher than in 2004, mainly because of strong pricing for most products that we sell throughout the 2005 year and a shift in product mix to a higher percentage of aluminum and stainless steel products. Although costs for carbon steel products fell somewhat during the first three quarters of 2005, the average cost for the full year was somewhat higher than the 2004 average cost. Aluminum and stainless steel costs increased during 2005, with significant increases in the costs of aerospace products. The increased demand and pricing for aerospace products resulted in a slight shift in product mix to higher priced products and contributed to our increased average selling prices in 2005.
                Consolidated sales for the 2005 fourth quarter decreased 0.2% from the 2005 third quarter, with a 4.4% decrease in our tons sold and a 4.5% increase in our average selling price per ton sold. The decrease in our tons sold was mainly because of the normal seasonal slowdown in the fourth quarter; however, in 2005 there was much less of an impact than we typically experience.
                Our 2005 fourth quarter gross profit was $251.2 million, up 24.7% from the 2004 fourth quarter. For the year, 2005 gross profit was $918.1 million, up 10.3% from 2004. These increases are mainly due to the increased sales levels experienced in 2005 and the gross profit contribution of Chapel Steel in the 2005 second half. Gross margin as a percentage of sales in the 2005 fourth quarter was 28.9% compared to 27.1% in the 2004 fourth quarter. For the year our 2005 gross profit margin was 27.3%, down from 28.3% in 2004. Our gross profit margins fell somewhat in the first three quarters of 2005 mainly due to the reduced costs and pressures on selling prices of carbon steel products during that time. Costs for carbon steel products improved beginning late in the 2005 third quarter and continued into the fourth quarter, contributing to our higher gross profit margin in the 2005 fourth quarter. Gross profit margins for aerospace related products were very healthy throughout 2005. Also, the acquisition of Chapel Steel on July 1st, 2005 has somewhat lowered our consolidated gross profit margin as their business is more of a wholesale distribution business that operates at a lower gross profit margin than the company’s average. Our 2005 same-store gross profit margin was 27.7%.
                Our 2005 LIFO expense is significantly lower than in 2004, mainly because of changes in costs for carbon steel products. Most of our 2005 LIFO expense is due to increased costs for aerospace related aluminum, titanium and stainless steel products. We reported LIFO expense, which is included in our cost of sales, in the 2005 fourth quarter of $91,000, with no diluted share effect, down significantly from $18.3 million, or $0.39 per diluted share(3), in the 2004 fourth quarter. Our full year 2005 LIFO expense was $16.6 million, or $0.31 per diluted share(3), compared to $110.8 million, or $2.13 per diluted share(3) in 2004.

                Our 2005 warehouse, delivery, selling, general and administrative expenses increased $24.0 million, or 5% compared to 2004 mainly due to the expenses for Chapel Steel beginning in July 2005 and due to increased sales volumes. The expenses as a percent of sales in 2005 were 15.1% compared to 16.4% in 2004. The expenses declined as a percent of sales mainly due to the increased pricing levels in 2005. And please note also that Chapel Steel’s operating expenses are lower than the company’s average.
                Depreciation expense for 2005 was $42.5 million compared to $41.4 million in 2004, and amortization expense increased $0.9 million in 2005 compared to 2004. These amounts increased mainly because of the additional expense from Chapel Steel, depreciation expense on our 2005 capital expenditures and due to the write-off of intangibles related to our syndicated credit facility that we replaced in June 2005.
                Our 2005 operating profit was $367.6 million(4), resulting in an operating profit margin of 10.9% compared to an operating profit of $306.9(4) million or 10.4% in 2004. Our higher sales levels provided increased operating profit dollars in 2005, and our strong gross profit margins and effective expense controls provided operating profit margins among the highest in our history.
                Interest expense for 2005 decreased $3.5 million due to lower borrowing levels because of the strong cash flow that we generated in 2005. Our 2005 interest expense includes interest on the borrowing to fund the acquisition of Chapel Steel on July 1, 2005. Our 2005 minority interest expense decreased $0.4 million for 2004, mainly because we purchased a 30.5% interest from our partner in Valex Korea in July 2004. The 2005 minority interest represents the net income attributed to the 49.5% of American Steel that we did not own.
                Our 2005 effective income tax rate was 38.3% compared to 37.1% in 2004. The increase in the rate was mainly due to changes in the geographic composition of our 2005 income, mainly as a result of the acquisition of Chapel Steel and the strength of the aerospace market. Our 2005 fourth quarter rate was 39.2% and our 2004 fourth quarter rate was 29.5% because of the adjustments necessary in each period to reflect the respective full year rates.
                Our accounts receivable balance at December 31st, 2005, net of the receivables from Chapel Steel, increased $15.4 million from our year-end 2004 balance due to our increased sales levels in the 2005 period. Our 2005 days sales outstanding rate was approximately 40 days, improved somewhat from our year-end 2004 rate of 41 days.

                Our inventory levels at December 31, 2005 increased from our year-end 2004 balance mainly due to the acquisition of Chapel. Our 2005 inventory turn rate was about 5.7 times, improved from 5.1 times in 2004.
                Our strong earnings and effective working capital management provided cash flow from operations of $272.2 million in 2005 compared to $121.8 million in 2004. We generated $8.22 per diluted share of cash flow from operations(1), our highest ever. We used this cash flow to pay down debt and to fund our 2005 capital expenditures of $53.7 million. In 2006, we anticipate capital expenditures of 85 to $95 million as we will be purchasing some of our existing facilities that are currently leased and expanding certain operations to allow them to further penetrate their markets and increase efficiencies. Other uses of 2006 cash flow will be for dividend payments to our shareholders, debt reduction including $49 million of private placement notes that become due in 2006, and acquisitions. On January 3rd, 2006 we purchased the remaining 49.5% of American Steel that we did not already own for $12 million. Beginning in 2006, we will include 100% of American Steel’s earnings in our net income.
                Our outstanding debt at December 31st, 2005 was $356.9 million, down from $427.3 million at year-end 2004. On July 1st, 2005, we borrowed $111 million to fund the purchase of Chapel Steel and during the 2005 second half, we paid down all of these borrowings with our cash flow from operations. As of December 31st, 2005 we did not have any outstanding borrowings on our $600 million revolving line of credit. In 2005 we paid down $46 million of private placement notes upon their maturity with cash flow from operations. Our net debt-to-total capital ratio at December 31st, 2005 was 23.8%(2), down from 33.6%(2) at year-end 2004.
                In June 2005, we replaced our $335 million credit facility with a $600 million, five year unsecured revolving credit facility. The $335 million facility was scheduled to mature in October, 2006. We wanted to take advantage of the favorable bank market which allowed us to obtain more favorable pricing on our borrowings, along with providing greater flexibility. We initially approached the market to raise $400 million, but because of the favorable response, we increased the commitment to $600 million to support the growth of our business over the next five years.
                On July 1st, 2005, we completed the acquisition of Chapel Steel Corp. and funded the $94.2 million purchase price and the pay down of approximately $16.8 million of Chapel’s debt with borrowings on our revolving line of credit. In May 2005, we amended and restated our stock repurchase program authorizing up to an additional six million shares of our common stock to be repurchased. We did not repurchase any shares of our common stock in 2005. Book value per share was $31.11 at December 31st, 2005, up from $25.18 per share at December 31st, 2004.

                Thank you and we will now open the discussion to questions.
Operator:      Thank you ladies and gentlemen, the floor is now open for questions. If you have any questions or comments, please press the numbers one followed by four on your touchtone telephone now. Pressing one, four a second time will remove yourself from the queue should your question be answered. Lastly, we do ask that while posing your question that you please pick up your handset if listening on a speaker phone to provide optimum sound quality. Please hold while I poll for questions. Thank you.
               We’ll take the first question from Michael Willemse. Sir, please state your affiliation.
Michael Willemse:      CIBC World Markets. Firstly, Karla there’s an adjustment to goodwill in the quarter. Should I assume this was related to the Chapel acquisition?
Karla Lewis:      Yes, we had mentioned at the end of the third quarter that we booked preliminary numbers as we were working on the valuation and so it was just a true up for Chapel Steel.
Michael Willemse:      Has the acquisition been running better than expected?
David Hannah:      Yes, from where we valued it, yes. I think the market is still favorable compared to what we would consider normal, and as a result I think the performance is running ahead of, maybe not where we expect it to be today, but where we would expect it to be in a normal environment.
Michael Willemse:      And in late December you guys announced the acquisition of Everest Metals in China. I was just wondering when we would see anything meaningful from this acquisition or this growth opportunity.
David Hannah:       Meaningful from a financial standpoint?
Michael Willemse:       Yes, I mean it’s pretty small right now.
David Hannah:      Yes, and very honestly, Michael, it is going to be pretty small into the future. I think certainly it has good potential for growth. I think we explained before that the main reason we are going over there is to support some customers that have asked for our assistance and that is our main goal. We do expect that there is good growth opportunity in addition to the existing customers, but at the same time, I think we all believe that we are going to continue to grow more rapidly in other parts of the country here in the US than we will over there. So it will continue to be a pretty small part.
Michael Willemse:      And Gregg, you mentioned a few facilities that you’ll be opening this year. What product lines would you be putting in those facilities?
Gregg Mollins:      In the Green Bay operation, that will be carbon steel plate, bar and structural, and in the Cincinnati and Philadelphia operations, that is primarily flat roll. That would be galvanized coated products as well as aluminum and stainless steel.
David Hannah:      The two operations in Cincinnati and Philadelphia will be part of our Phoenix Metals subsidiary and the Green Bay expansion would be part of our Liebovich Bros. company.
Operator:      Thank you. We’ll take the next question from Aldo Mazzoferro. Sir, please state your affiliation.
Sal Toroni:      This is Sal Toroni, just a quick question on your guidance. Do you, is your guidance, can you split it between what kind of volume and price growth you’re going to see from quarter to quarter?
David Hannah:      Sal, no we do not have that information and we typically do not get into that detail in any event. But I think overall we are expecting both prices and demand, as we said, to remain relatively constant with, as the year progresses, some softness anticipated but again nothing significant. And I think from a volume standpoint, we’re anticipating improved volume.
Sal Toroni:      On the import offerings, can you give us some idea of what delta are you seeing right now? Is it 50-plus or 100-plus?
David Hannah:      Depending on mix in carbon steel, I think you’re referring to.
Sal Toroni:      Yes.
Gregg Mollins:      Yes, it is anywhere from $40 to $50 up, in some products above $150 a ton. And so it looks like it is favorable, but I am not so sure that there are a lot of people buying as much as they used to in the past. We’re seeing a lot more hype in that, frankly, in the media than we are in talking to our suppliers and other people in our industry. But in tubular products, for example, that spread is pretty significant.
Sal Toroni:      And lastly, am I correct? I didn’t get your comment on the aerospace industry; you said that the growth rate in 2006 will be slower than 2005. Is that what you said?

David Hannah:      Yes, we think that the rate of growth, and also the rate of price increase on those aerospace related products was at a pretty torrid pace in 2005. We do not expect the same rate of growth in 2006, although we do know that we are entering the year at a much higher rate in terms of demand and pricing than we started 2005. So overall it’s going to be one of the best contributing sectors to our performance in 2006; it’s just going to look a little different than it did in 2005. It just ramped up very, very rapidly in 2005 and 2006 will be a little bit more stable as far as pounds...
Gregg Mollins:      Stable at higher levels as opposed to ramping up to those higher levels.
David Hannah:      Exactly.
Operator:      Thank you ladies and gentlemen. The floor remains open for questions. If you do have a question or comment, please press the numbers one followed by four on your touchtone telephone now. Thank you.
               We’ll take the next question from Tony Rizutto Jr. Sir, please state your affiliation.
Tony Rizutto Jr.:      Affiliation is Bear Stearns. Congratulations on a fantastic performance. I’ve got several questions here and the first one would deal with gross profit margin. When you guys came out and revised guidance, we assumed that end markets were doing well so we kind of raised your revenues. Revenues obviously were up but not quite as high; it was clearly the gross profit margin, and obviously as you alluded to, the fine inventory turnover achievements that you made during the year and in the fourth quarter. Was it also due to the cost efficiencies that come with that plus the mix is also higher value added? And how sustainable should we look at that gross profit margin as we look at 2006?
David Hannah:      In terms of the mix, Tony, I think in the fourth quarter, if you just look at the change in the fourth quarter versus, say, the third quarter even, the mix was pretty constant. I think we were 56% carbon in the fourth quarter compared to 55% carbon for the whole year, and stainless and aluminum, aluminum was 20% consistently and stainless was 14% and then 15% for the year. So it has been pretty consistent. I think that when we look forward that it is going to remain consistent in terms of the product distribution.
     In terms of gross profit margin assumptions, we are forecasting or estimating that our margins will trim up from the levels that we experienced in the fourth quarter of last year. That is consistent with our feelings that prices could soften slightly and again, we don’t expect any significant impact, but if prices do soften then we would expect margins to come down, but not more than a half to one percent from the fourth quarter levels.
Tony Rizutto Jr.:      All right, so right now you’re building into your analysis that they will be up slightly in succeeding quarters?
David Hannah:      Gross profit margin percentages would be down from the fourth quarter.
Tony Rizutto Jr.:       Would be down?
David Hannah:       Down from the fourth quarter.
Karla Lewis:      Probably, Tony, more consistent to slightly up from the annual gross profit rate, because we will have Chapel in for a full year which, as I commented, brings us down a little bit. And also remember, in the fourth quarter we did have some costs still increasing and so we were able to get ahead of those costs a little bit and expand our gross margin during that period and with more stable pricing in ‘06 we wouldn’t have that ramp up.
Tony Rizutto Jr.:      Thanks Karla. One more question, or two if I may. Gregg, you mentioned you’re not so sure, regarding carbon imports, flat rolled, you’re not so sure people are buying as much as they were previously. Is that because of whipsawing effect that we’ve seen in the past? Do you think there’s more discipline out there on the part of buyers and users that they just don’t want to get caught up; they want to maintain good, close relationships with the mills and service centers?
Gregg Mollins:      Yes, Tony, I think a lot of people geared up in the fourth quarter of 2004. They bought heavy and as a result of that they saw eight months in a row of prices going down and that was not favorable to their bottom line, and I think people probably learned from that. And so even though you’ve got, in hot rolled, cold rolled, galvanized, $50, $60, $70, $80 a ton difference, that could turn around and bite you as well. And I think that the domestic producers have indicated that if there is going to be a surge in imports, they are going to react to that and they are going to react by way of prices so those people that are buying it offshore, if they are buying heavy, could get hurt with that. So that’s the rationale.
Tony Rizutto Jr.:      Okay and one more, if I may. I was a little bit confused by your comments, Gregg, about stainless steel where you mentioned that the commercial grade was widely available, imports are available as well. We are clearly hearing across the board that base prices have stabilized. Could you just comment a little bit about what is kind of going on there? Is there still some further inventory out there that needs to be de-stocked and how would you describe the actual end market demand, aside from high alloy stuff?

Gregg Mollins:       Right. Just the commercial, like 304-grade stainless?
Tony Rizutto Jr.:       Right.
Gregg Mollins:      Demand is still pretty good in that product, but availability is certainly readily available from a number of different sources, in particular North American Stainless, who basically controls that market. And that 6% increase that they have put into effect, we were very, very pleased to hear that increase go into effect because, by historical standards, as you know, stainless steel has been priced at a very, very low level from a base price point of view. But was that demand driven? No, it was not demand driven. I think they may have said it was driven by energy costs, nickel costs, so on and so forth. I think it was driven from the fact that they could get it, so why not?
Operator:      Thank you. We’ll take the next question from Joel Hirsch. Sir, please state your affiliation.
Joel Hirsch:      Key Bank Capital Markets. Congratulations on a great quarter.
David Hannah:      Thank you Joel.
Joel Hirsch:      I was just wondering if you could give a little bit of color on common alloy aluminum sheet. Did it move up in line with the ingot pricing?
Gregg Mollins:      Yes it did, and also conversion pricing over ingot also had a price increase to go into effect April the 1st at $0.02 a pound for conversion. But yes, as the price of the ingot went up and, if you follow that, as you know, it went sky high. It went as high as a couple of weeks ago to $1.25 a pound Midwest spot, and since then has come down a little bit. I think it’s trading around $1.15 or $1.16 today. But those prices, they take whatever that average monthly spot price is and that is what we pay for the base and then they add a conversion over and above that.
Joel Hirsch:      Okay, that’s helpful. And also, could you maybe talk about how much dry powder you’re going to have for future acquisitions in ‘06?
Karla Lewis:      As I mentioned we had our full credit facility paid down at the end of the year and so that leaves us $600 million of availability there. As you know, we did announce in January our agreement to acquire Earle M. Jorgensen Company, so as that is completed that would use up about $350 to $400 million of our credit facility that will still definitely leave us room on our credit line for further acquisitions.

Operator:      Thank you. We’ll take the next question from Leo Larkin. Sir, please state your affiliation.
Leo Larkin:      Yes Standard & Poor’s, just a couple of housekeeping items. DD&A for ‘06?
Karla Lewis:       Will be about $50 to $52 million.
Leo Larkin:       Okay, the tax rate?
Karla Lewis:      At this point we’re estimating 38.5%, up slightly from ‘05.
Leo Larkin:      Okay. And lastly, on working capital, this year it was really quite surprising, I mean very good. Can you do that again? I mean, or even anything close to that? Or is this just too much to expect perhaps?
David Hannah:       You mean management of working capital.
Leo Larkin:       Yes.
David Hannah:       And translating into operating cash flow?
Leo Larkin:       Right.
David Hannah:       Yes we can do it again.
Operator:      Thank you ladies and gentlemen. There appear to be no further questions in the queue. Do you have any closing comments you’d like to finish with?
David Hannah:      Just thank you for taking your time to listen to us this morning. I hope you got the impression that we are really excited about 2006 here because we are. There are a lot of good things happening and we look forward to talking to you in April.
Operator:      Thank you very much ladies and gentlemen. This does conclude today’s conference call. You may disconnect your lines and have a wonderful day.

Regulation G Reconciliations
(1)	Per share cash flow from operations is calculated as cash flow from operations divided by weighted average shares outstanding — diluted.
(2)	Net debt-to-total capital is calculated as total debt (net of cash) divided by shareholders’ equity plus total debt (net of cash).
(3)	LIFO expense is included in cost of sales. The per diluted share effect is calculated as follows (in thousands except share and per share amounts):

	2005	2004
Three months ended December 31:
LIFO expense	$91	$18,251
Tax rate	39.2%	29.5%

Net LIFO expense	$55	$12,867
Weighted average shares outstanding — diluted	33,382,812	32,878,774
Per share effect	$.00	$.39
Twelve months ended December 31:
LIFO expense	$16,591	$110,751
Tax rate	38.3%	37.1%

Net LIFO expense	$10,237	$69,662
Weighted average shares outstanding — diluted	33,097,362	32,675,379
Per share effect	$.31	$2.13
(4)	Operating profit is calculated as follows (in thousands):

	2005	2004
Twelve months ended December 31:
Net sales	$3,367,051	$2,943,034
Cost of sales	2,449,000	2,110,848

Gross profit	918,051	832,186
Warehouse, delivery, selling general and administrative expenses	507,905	483,887
Depreciation expense	42,506	41,419

Operating profit	$367,640	$306,880